                  ATTORNEYS & COUNSELORS


                                                               PAUL M. KAVANAUGH
                                                     DIRECT DIAL: (248) 205-2711
                                                 E-MAIL: PKAVANAUGH@STROBLPC.COM

                                                                      JOHN SHARP
                                                     DIRECT DIAL: (248) 205-2747
                                                     E-MAIL: JSHARP@STROBLPC.COM

                                 April 7, 2006

DHL EXPRESS
AND FACSIMILE TRANSMISSION
(202) 772-9206

Securities and Exchange Commission
Mail Stop 3561
Washington DC 20549
Attn: John Reynolds, Assistant Director
Office of Emerging Growth Companies
Division of Corporation Finance

      Re:   Asia Automotive Acquisition Corporation
            SEC File No. 333-127755 Our
            File No. 43147.001

Dear Mr. Reynolds:

      On behalf of Asia Automotive Acquisition Corporation (the "Registrant"), we are providing to the SEC Staff this cover letter, which addresses the comments made by Mr. Duc Dang, of the SEC Staff in a telephone conversation on April 5, 2006. In addition, this letter incorporates by reference, my letter dated March 30, 2006, which was filed with the SEC, which addresses each comment in the SEC Staff letter dated March 28, 2006. A copy of the March 30, 2006 letter is attached hereto. For the Staff's convenience we are delivering three courtesy copies of Amendment No. 5 to Form S-1 ("Amendment No. 5") to Mr. Duc Dang, marked to show changes from Amendment No. 4 to Form S-1 filed on March 10, 2006. The changes referenced in my letter of March 30, 2006 have been included in Amendment No. 5, as well as the additional changes noted below. The numbers noted below relate to Mr. Dang's comments regarding the SEC Staff letter dated March 28, 2006.

      3. Please include in the Prospectus the supplemental language contained in the Registrant's response to comment No. 3 pursuant to correspondence dated March 30, 2006.

Response.

      3. As requested, the Registrant has revised page 29 of the Prospectus (Sources of target businesses), to include the supplemental information contained in Response No. 3 of the Registrant's letter of March 30, 2006.


      5. It appears that the Registrant may be placing more emphasis on one criteria over others to determine which targets will be presented to the Registrant. If so, please set forth such criteria.

                                              Securities and Exchange Commission
                                         Attn: John Reynolds, Assistant Director
                                             Office of Emerging Growth Companies
                                                 Division of Corporation Finance
                                                                   April 7, 2006
                                                                          Page 2


Response.

      5. The Registrant has previously set forth on pages 29 and 30 (Selection of a target business and structuring of a business combination), a list of some of the factors that it will consider in selecting a target for acquisition. The Registrant has revised the disclosure on page 30 to include a statement that it will not place any more emphasis on one criteria over the other criteria.

      If the Staff has any further questions or issues, please do not hesitate to contact the undersigned at (248) 205-2711 or, in my absence, John Sharp at
(248) 205-2747.

                                          Very truly yours,


                                          /s/ Paul M. Kavanaugh
                                          ---------------------
                                          Paul M. Kavanaugh

PMK/srg
Enclosure

cc:    Duc Dang (w/enc. by DHL Express)
       Carlton Tartar (w/o enc. by DHL Express)
       Rudy Wilson (w/o enc. by mail)

[STROBL & SHARP PROFESSIONAL CORPORATION LOGO]


                    ATTORNEYS & COUNSELORS



        300 East Long Lake Road Suite 200
        Bloomfieid Hills Michigan 48304-2376
                                                            PAUL M. KAVANAUGH
        t 248 540 2300                            Direct Dial: (248) 205-2711
        f 248 645 2690                       E-Mail: pkavanaugh@stroblpc.com
        www.stroblpc.com
                                                                   J0HN SHARP
                                                  Direct Dial: (248) 205-2747
                                                  E-Mail: jsharp@stroblpc.com

                                 March 30, 2006

Via Facsimile Transmission
(202) 772-9206

Securities and Exchange Commission
Mail Stop 3561
Washington DC 20549
Attn: John Reynolds, Assistant Director
Office of Emerging Growth Companies
Division of Corporation Finance

         Re:      Asia Automotive Acquisition Corporation
                  SEC File No. 333-127755
                  Our File No. 43147.001

Dear Mr. Reynolds:

     On behalf of Asia Automotive Acquisition Corporation (the "Registrant"), we are providing to the SEC Staff this cover letter, this addresses each comment in the SEC Staff letter dated March 28, 2006. For the Staff's convenience we are attaching selected pages of our proposed Amendment No. 5 to Form S-l ("Amendment No. 5") to Mr. Duc Dang, marked to show changes discussed in this response letter. For ease of reference, we set out each SEC Staff comment below, and then follow each comment with the Registrant's response.

                                     Summary

     1. Clarify, if true, that the 19.99% will not be changed.

Response.

     1. The Registrant has revised the Prospectus to state that the Registrant will not seek to amend its certificate of incorporation to change the 19.99% threshold in connection with a redemption.


                           Proposed Business, Page 28

     2. We issue comment 10 of our letter dated Match 6, 2006. Please provide a complete citation to the source of the information for each bulleted point on page 28. For example, please provide a citation that would allow the investors to find this information, such as the name of the article and date of the publication or a website address. We continue to note the reference to Internal Assessment. If this Internal Assessment is of Management, please provide the basis for the Internal Assessment. We may have further comment.

[STROBL & SHARP PROFESSIONAL CORPORATION LOGO]

                                              Securities and Exchange Commission
                                         Attn: John Reynolds, Assistant Director
                                             Office of Emerging Growth Companies
                                                 Division of Corporation Finance
                                                                  March 30, 2006
                                                                          Page 2



         Response:

                   2. The Registrant has revised page 28 of Amendment No. 5 to provide complete citations including a website for each of the four bulleted points and has removed the reference to the Internal Assessment of Management on bulleted points 1, 3 and 4.


                   3. When dealing with "Target Clients" please revise to discuss the obligations of Asia Development Capital and your officers and directors to both the clients and you.

         Response:

                   3. As disclosed on page 29 of the Prospectus (Sources of target businesses), Asia Development Capital ("ADC") will only identify and introduce potential targets to the Registrant. ADC will not be compensated for such introductions. ADC's role with respect to the Registrant is limited to acting as a finder and ADC will not perform any other services in connection with potential target companies.

                      For the Staff's information, ADC is an automotive business consulting firm which works with small and middle market automotive suppliers in Asia Pacific and the United States. ADC's obligations to its clients are pursuant to contractual obligations relating to consulting services and do not relate to furnishing capital or equity investments. ADC assists these companies in entering into contracts with third parties to further their business in the area of manufacturing and supplying auto parts. ADC also provides marketing and sales support to its clients. With respect to finding target companies for the Registrant, ADC will first look to its existing client base to see if the Registrant would be interested in exploring a possible transaction. As disclosed on page 29 of the Prospectus (Sources of target businesses), the Registrant is not solely relying on ADC to find a target company but may also rely on solicited and unsolicited proposals from various unaffiliated sources, including investment bankers, private equity funds, management buyout funds and other members of the financial community.

                      The Registrant's officers and directors have fiduciary obligations to its shareholders but do not have any obligations with respect to ADC's clients. ADC's obligations to its clients are simply to perform under the consulting agreements it has entered into with its clients as described above. ADC is under no obligation to its clients to introduce them to potential merger partners and this will not be used as an inducement for ADC to retain new clients.


                   4. We note the additional disclosure that Asia Development Capital will not receive compensation from you or their clients for introductions to you. Are they already receiving compensation from their clients? If so, the introduction would only be part of the services they would provide to their clients and aid in retaining such client. Please revise your disclosure to reflect the economic realities involved with their ability to use you as a part of their main business operations.

[STROBL & SHARP PROFESSIONAL CORPORATION LOGO]

                                              Securities and Exchange Commission
                                         Attn: John Reynolds, Assistant Director
                                             Office of Emerging Growth Companies
                                                 Division of Corporation Finance
                                                                  March 30, 2006
                                                                          Page 3


          Response:

                   4.     Please see our response to comment 3.

                   5. We note your response to comment 11 of our letter dated March 6, 2006. It is not clear how the analysis of components and subsystems will aid the determination to pursue a certain target client. Are some components and subsystems more attractive than others? If SO Explain.

         Response:

                  5. The Registrant has revised the disclosure of page 29 of the Prospectus (Sources of target businesses) to delete the language relating to ADC's analysis of components and subsystems assisting in the determination to pursue a certain target client. The factors to be used by ADC in determining which targets to present to the Registrant will be based solely on criteria provided by the Registrant to ADC. Please also see our response to comment 3.


                         Principal Stockholders, Page 43

                  6. We note the control persons for Asia Development Capital LLC. The shares owned by Asia Development Capital should be included in the beneficial ownership table for each control person. Please revise the table accordingly.

         Response:

                  6. The Registrant has revised the Table on Page 43 of the Prospectus to include the shares owned by Asia Development Capital for each control person.


                          Certain Transactions, page 45

                  7. We note your response to comment 18 of our letter dated March 6, 2006. Please advise supplementally how the sale of shares to the Globis entities was consistent with the federal securities laws.

         Response:

                  7. The sales to the Globis entities were made in reliance upon Section 4(1) of the Securities Act of 1933, as amended (the "Act"). Section 4(1) of the Act exempts transactions not involving an issuer, underwriter or dealer. None of the sellers was an issuer, underwriter or dealer. In addition, the sales to the Globis entities were conducted privately and did not involve a public offering. The Registrant recognizes that the Commission could take the position that since the Registration Statement was pending, there was a general solicitation and that the sellers were acting as underwriters in making the sales. As defined under Section 2(a)(11) of the Act, an "underwriter" includes a person who has purchased from an issuer with a view to participating in a "distribution of any security" and a "distribution" involves a public offering. In

[STROBL & SHARP PROFESSIONAL CORPORATION LOGO]

                                              Securities and Exchange Commission
                                         Attn: John Reynolds, Assistant Director
                                             Office of Emerging Growth Companies
                                                 Division of Corporation Finance
                                                                  March 30, 2006
                                                                          Page 4




         our case, the sellers did not purchase the shares of the Registrant with a view to distribution. The sellers purchased their shares as founders of the Registrant and their goal is to be a stockholder through the Registrant's business combination. Further, no distribution was involved since the sales were completed privately and involved a discreet number of shares. In addition, the sales to the Globis entities were consummated to create a business relationship between the Registrant and the Globis entities.

                  The Registrant acknowledges the Commission's concern about sales of securities during the registration process and its goal to prevent the possible manipulation of the market price of the security during the offering period. Regulation M specifically describes a restricted period which begins no earlier than five (5) days prior to the pricing of the security. In our case, the sales to the Globis entities occurred many weeks prior to pricing (which has not yet occurred). Although compliance with Regulation M does not automatically exempt a transaction from scrutiny, the Registrant submits that compliance coupled with full disclosure shows that no manipulative intent is present. The sales to the Globis entities have been fully disclosed and indeed the sales agreements were filed as exhibits to the registration statement and open to public scrutiny. Moreover, the sales to the Globis entities were at a price far below the anticipated pricing of the Registrant's securities because of the Registrant's belief that the Globis entities can assist the Registrant's business plan. The sales to the Globis entities will not have the effect of artificially propping up the sales price of the Registrant's securities[, since the initial price of the Units are fixed]. The Registrant submits that the sales to the Globis entities are not in violation of Regulation M for the following reasons:

               o The sales have been fully disclosed in the Registration Statement.
               o    The sales agreements have been filed as Exhibits.
               o The sales were consummated before the Regulation M restricted period.
               o The sales were made at a time that no public market for the Registrant's securities existed.
               o The sales were made by a private transaction with a purchaser who was able to fend for himself in seeking the disclosure of information the Globis entities thought necessary for their evaluation of an investment in the Registrant's securities.
               o The purpose of the sales to the Globis entities was not so much to raise additional capital for the Registrant but to create a business relationship and alliance between the Registrant and the Giobis entities.

                  Accordingly, we believe that the sales to the Globis entities were exempt transactions under Section 4(1) of the Act because none of the sellers was an issuer, underwriter or dealer as required under
         Section 4(1) of the Act. None of the sellers was engaged in a distribution. Further, the sales to the Globis entities would not result in a violation of Regulation M in connection with the Registrant's public offering of its securities.

[STROBL & SHARP PROFESSIONAL CORPORATION LOGO]

                                              Securities and Exchange Commission
                                         Attn: John Reynolds, Assistant Director
                                             Office of Emerging Growth Companies
                                                 Division of Corporation Finance
                                                                  March 30, 2006
                                                                          Page 5


                  If the Staff has any future questions or issues, please do not hesitate to contact the undersigned at (248) 205-2711 or, in my absence, John Sharp at (248) 205-2747.


                                                  Very truly yours,

                                                  /s/ Paul M. Kavanaugh

                                                  Paul M. Kavanaugh


 PMK/srg
 cc:    Duc Dang (w/enc. via fax)
        Rudy Wilson (w/o enc.)